

July 12, 2010

Gerald Lau, Chief Executive Officer
Biopack Environmental Solutions, Inc.
Room 1302, 13/F, Enterprise Center
4 Hart Avenue, Tsim Sha Tsui
Kowloon K300000
Hong Kong

> **Re:** **Biopack Environmental Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 000-29981**

Dear Mr. Lau:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Report of Independent Registered Public Accounting Firm, page 1

1.   Please amend your Form 10-K to include the predecessor auditor's reissued report for the fiscal year ended December 31, 2008 to comply with Rule 8-02 of Regulation S-X. In your response, please confirm to us that you received a newly-signed audit report for the fiscal year ended December 31, 2008 from your predecessor auditor Gruber & Company, LLC.

Gerald Lau
Biopack Environmental Solutions, Inc.
July 12, 2010
Page 2

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or Ryan Milne, Accounting Branch Chief at (202) 551- 3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3871 with any other questions.

Sincerely,

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages Apparel and
Health Care Services